Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon USA Energy, Inc.
(Commission File No. 001-32567)

The following are excerpts from an earnings call held by Delek US Holdings, Inc. on February 28,2017

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"As many of you know, on January 3 we reached a definitive agreement to acquire the remaining outstanding common stock of Alon that we do not already own in an all-stock transaction. Our S-4 will be filed this morning and this will put us on course to close by midyear, subject to approval of both the Delek US and Alon shareholders.

We remain excited about the opportunity that will be created through the acquisition. We believe that we can create approximately $95 million of pretax synergies and have the potential to unlock $78 million of EBITDA from logistic assets that currently reside within Alon. This will create a premium focused refining system with approximately 200,000 barrels per day of access on a combined basis and our logistics system is well positioned to support this larger operation.

With the potential of an increased inventory of logistic assets following the acquisition of Alon, we will have improved the visibility for growth [for abdicate], as these assets can be dropped down in the future. Based on DKL's guidance for distribution growth per limited partner unit of at least 10% through 2019, we would expect the distribution to the general partner to be approximately $90 million in 2017 and potentially grow to $33 million in 2019 using this 10% growth rate.

We ended the year with a very strong cash position, with approximately $689 million in cash, and are well positioned to use this financial flexibility as we move forward with the next stage in our growth while remaining focused on creating long-term value for our shareholders."

Analyst Question

"can you start off by talking a little bit about the timeline associated with the closing of the Alon transaction, just how you are thinking about it playing out from a time perspective?

Assi Ginzburg - Delek US Holdings, Inc. - EVP, CFO

"Our goal this morning will be to file the S-4. We hope we'll get it as soon as the markets open. That basically will give the SEC the ability to start reviewing the material.

If we don't get any material comment, we can probably within 50 days after that amount be very close to be able to close the transaction, which will put us somewhere in early May. If the SEC will require and ask some questions, maybe it will be as late as June 1. That's our goal right now, and everything is on track on both sides to be prepared to respond to the SEC questions."

Analyst Question

"I guess two questions. The first one may be more about financial management. Obviously, you've built up cash successfully at Delek and you don't have to spend too much money on the Delek refineries. You'll get some cash on the balance sheet with ALJ, but also some debt. And then, you can drop into DKL and raise more cash at the parent. So, maybe talk about what the main plans are for that cash. I'm particularly interested in buybacks and/or dividends."

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"with the pending acquisition of Alon there are some quick-hit projects that we will come to the market after the closing and disclose them. And we all remember that Alon over the last few years did a great job paying down debt and that left us with several projects that are quick-hit projects.

With the improved outlook of the Permian, our plan is to come to the market with a comprehensive plan how we are going to divide between CapEx and return money to shareholders."

Analyst Question

"Okay. And then maybe on that second point, you've had great success with Caddo and RIO to participate in the tariff, which you have to pay to access crude. That provides EBITDA to DKL. Potentially, it lowers your cost or increases your crude flexibility, but I suspect you are not finished with that process. So maybe if there's any comments in general terms you can help us understand the scope of the potential opportunity to sort of further integrate with the upstream and perhaps lower the cost of supply."

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"We have obviously -- now, we will have with Alon, subject to Assi and Amber finishing the deal, we will have four refineries. One of them is in the heart of the Permian Basin, and actually if you look at the Howard County, which is the best county, Big Springs is in the middle of that county. And I would like to say here that for years Delek relied on many other people to help us and they did a great job helping us getting our crude into our refineries, but now we have the vehicle that can -- we can do it ourselves and we are in the middle of a process to find out how we want our refineries and how we want the logistics assets to support our refineries.

We pay a tremendous amount of fees to other MLPs. They all did a great job for us, but with the growth we think we can pay some fees to ourselves as well."

Analyst Question

If we could, maybe talk a little bit about the possible benefits of the much lower RINs prices. I think the last time we had a good discussion, the indication was in kind of third and fourth quarters the higher RINs prices really hurt capture. Let's assume that the news out here today keeps RINs prices in a sub-$0.40 range first half of this year. How can we think about that as flowing through to capture rates? You mentioned that it's created quite a number of inefficiencies in the market, and maybe if RINs back off as a driver of cost structure, how does that help Delek improve its capture?

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"I don't know what will happen to crack spread, and for Alon it can probably be a not as big amount, but also a significant amount."

Analyst Question

"And then, I understand the intricacies around getting the transaction completed, but maybe going back, Uzi, to your comments about trying to balance investments in the Permian Basin, which I assume included the Big Spring refinery, and shareholder returns, can give us an idea of maybe some of the -- maybe a dollar value of some of the opportunities you see in and around Big Spring once the transaction has moved forward?"

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"We do have that information, Roger. However, I think it will be a little bit out of school. That's an ALJ discussion and probably Alan, who did a great job on the call a couple of days ago, if he wanted, he would have given you some color. But at this point, let's just put it this way. We got the information. We'll disclose it as we get closer to the closing and we feel more comfortable legally doing so."

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"just as a follow-up to your question about the RINs, I'm going to say one more thing, which it's not a big point for other refiners, but it is big for Delek US.

It's really -- we're changing the tax credit for the biodiesel to a producers' credit versus a blended credit, then just I want to refresh everybody's memory that we do have together with Alon three biodiesel blends, and in the fourth quarter the combination of all these three plans made more than, call it, $12 million, so really the change is going to be implemented on the producers' side on the biodiesel credit. That's a big, big plus this morning and that's one of the reasons you hear us smiling this morning with the news that came out."

Analyst Question

"Great. So is that $12 million a quarter? The credit is not worth $12 million a quarter. Those businesses are making $12 million a quarter and then there's a tax benefit in addition to that?"

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"It made $12 million -- I'm going by memory -- it was at least $12 million in the fourth quarter, but that was under the assumption of blended credit. When you are talking about producers' credit on the biodiesel side, that's a whole different game because now imports will come down or they will match -- the $1 will go only to American producers, which we are a big portion of that or we have a substantial portion of that, and then presumably not only the credit will help us, but the fact that it's a producer credit and not blended credits."

Analyst Question

"Just curious on -- Assi mentioned the wholesale margins and the impact of RINs. I was also wondering what you guys see as the impact of recent consolidation, particularly in the southwest region, on wholesale and retail margins and how the integration of the Alon ALDW wholesale business will go with Tyler?"

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President, CEO

"In terms of connecting Tyler to the Alon wholesale, I must say without getting into too much information that I cannot disclose is that the Big Springs refinery is integrated completely with Alon's wholesale and retail, so if there is anything about Tyler, it's very little to support the Alon wholesale. It may be on the other side of Delek just a bit, but for the most part, that's not substantial versus the situation that exists today."

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the proxy statement for Alon's 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.